SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, May 14, 2008

France Telecom: offering of a EUR 2 billion bond in two tranches

France Telecom has closed a EUR 2 billion bond offering:

Currency	Format	Term	Notional	Coupon	Re-offer spread
EUR EUR	fixed rate fixed rate	6 years 10 years	750 million 1 250 million	5.25% 565%	90 bp 110 bp

The Group has seized a window of opportunity in the euro bond market to optimize the refinancing of its debt.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, serves more than 172 million customers in five continents as of March 31, 2008, of which two thirds are Orange customers. The Group had consolidated sales of 52.9 billion euros in 2007 (13 billion euros at March 31, 2008). As of March 31, 2008, the Group had 111.9 million mobile customers and 12 million broadband internet (ADSL) customers. Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the brand name for services offered to businesses worldwide. France Telecom is the number three mobile operator and the number one provider of broadband internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris and on the New York Stock Exchange.

For more information : www.orange.com, www.francetelecom.com, www.orange-business.com

Press Contacts: + 33 1 44 44 93 93

Sébastien Audra – sebastien.audra@orange-ftgroup.com

Bertrand Deronchaine – bertrand.deronchaine@orange-ftgroup.com

This press release is not an offer to sell securities or the solicitation of an offer to buy securities in any jurisdiction, including the United States, Japan, Australia, Canada, Spain, United Kingdom, Germany or Italy.  The securities mentioned in this press release have not been and will not be registered pursuant to the US Securities Act of 1933. They cannot be offered or sold in the United States absent registration or an exemption from registration. No public offer of the securities has been or will be made in the United States or elsewhere.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: May 14, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer